SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FROM/DE
COE
(CODE OF ETHICS)

TO/PARA
GOA
(GOOD OF ALL)

UG

GOL. Our way.

GOL
Linhas aéreas inteligentes

Summary

OUR MISSION, VISION AND VALUES	6
Mission	6
Vision	6
Values	6

ABOUT OUR RELATIONSHIPS	8
Customer Relationship	9
Shareholder Relationship	10
Employee Relationship	11
Supplier Relationship
Competitor Relationship	12
Press Relationship	13
Social Media Relationship	14
Community Relationship	15
Public Agencies	16

COMPANY GOODS AND INFORMATION	18
Advertising and Publicity	19
Corporate Resources	20
Information Safety	21

RESPONSIBILITIES	23
Leadership Staff	23
Employees	23

APPLICATION OF THE CODE OF ETHICS	24
Application of the Code of Ethics	24
Final Remarks	25

GOL LINHAS AÉREAS

INTELIGENTES

CODE OF ETHICS

CE-0001.2010

Revised by:
Ethics
Committee
Approved by:

Constantino de Oliveira Junior

Chairman of the Board of Directors of VRG Linhas Aéreas S.A.;

Paulo Sergio Kakinoff CEO of VRG Linhas Aéreas S.A

History of amendments:

A MESSAGE

FROM THE CEO

Dear Employee,

The sense of ethics and justice, aligned to our values, must guide our business and be a constant instrument in all our daily activities; this is the reason why to read, understand, comply and cause the compliance with our Code of Ethics is as important as safely developing our operations, smartly acting at all possible occasions, always searching for ways to keep ourselves among the top air companies at the lowest costs.

Ethics not only shapes our personal character, but the character of a whole company and its relationships with employees, customers, shareholders, suppliers and society. All this demands conducts, methods and processes which guide our activities.

We are all owners of this guide and responsible for its dissemination, application and effectiveness, and we should use it as one of our main flight tools.

We are committed to and responsible for all we do, and there is nothing in the Code that changes any rules or procedures already established in GOL since its foundation. But exactly because of the dynamic nature of our activities, we must, from time to time, update these guidelines, as a result of learning processes.

GOL was built this way, and in this same way we shall keep conducting our activities in order to shape an even better future.

6

OUR MISSION,

VISION AND VALUES

Mission

Tighten the bonds between people with safety and intelligence.

Vision

To become the best air company for travelling, working and investing in.

Values

FROM/DE:
AOR
(ABOUT OUR RELATIONSHIPS)
TO/PARA:
COY
(COUNTING ON YOU)

ABOUT OUR

RELATIONSHIPS

A company as GOL interacts with a great variety of people and entities, such as customers, shareholders, employees, suppliers, government and communities.

Thus, all our decisions and actions generate effects over all these publics. Knowing this implies at all times awarding all our contact points the most worthy, respectful, honesty and transparent treatment, always protecting the integrity, the expectation and the privacy of each one of these groups.

9

  CUSTOMER RELATIONSHIP
  Our customers are our reason to exist. An excellent relationship with this public is something we relentlessly seek, and is a reason for zeal and attention from the whole Company.
  Our Premises:

  Politeness, courtesy and respect: these are primary behaviors when serving our customers.

  We do not hide information, nor take advantage of a situation in order to induce a purchase of product or service.

  We seek constant improvement in the quality of our services, and continuous enhancement of our customer relationships.

  All relationship with this public must strictly abide by previously established laws and regulations.

  What to do?

  Our customer service must be quick and immediate. The search for solutions and information, including on critical moments, must be made in a fast, clear, accurate and transparent manner.

  Identifying the needs of customers and being able to satisfy them is our main challenge. We must also commit to offer facilitating, innovative and quality services, which provide, above all, the safety of our customers.

  We must avoid our personal interests or opinions to conflict with our customers’.

10

  SHAREHOLDERS RELATIONSHIP
  Shareholders are those who invest their capital in GOL and, therefore, we must be accountable to them and interact in a responsible manner with this public. This behavior must include investors, market analysts, regulating bodies, and national and international capital market entities.
  Our Premises:

  Relationship with shareholders must be guided by our corporate governance policies. This means providing constant, clear, accurate, accessible and complete information about our Company.

  Any information which may interfere in the market value of our shares (for example, news about result projections and/or strategic plans or information about new flights or arrival of new aircraft) may not be disclosed, except by the Investor Relations department through website www.voegol.com.br/ri and local communication tools.

  All our financial statements are prepared in a detailed, accurate, timely and objective form, presenting the actual economic situation of our Company.

  We ensure the safety of the record information of all our shareholders.

  Our Board of Directors oversees the company management and procedures, as well as continually assesses the risk management of our businesses.

  Brazilian laws and regulations punish those who benefit from privileged information for buying or selling shares, either directly or through third parties.

  What to do?

  Do not disclose information to third parties which may interfere on the share price, unless after they are officially disclosed to the market.

  Do not use privileged information (which was not disclosed to the market) for buying or selling Company shares

  EMPLOYEES RELATIONSHIP
   Transparency in our relationship with employees is the starting point for building a reliable and trustworthy environment.
  Our Premises:

  All information regarding company decisions and businesses is transmitted to the employees through its proper information and communication channels.

  No family links or affective bonds are allowed between managers and their direct reports, according to the Regulatory Document – Employee Recruitment and Selection (DNSAOIA- 003-2008).

  The members of the Company’s senior management (chief executive officer, vice-president, directors and general managers) may not appoint any relatives or people with whom they have any kind of affective bonds into the Company, even for positions in which there is no direct contact. The company acknowledges that such cases already exist and states that such practice shall not be permitted any more.

  Regarding physical work structures, we must ensure safe and healthy conditions, always in compliance with Labor Medicine and Safety laws and internal regulations.

  We do not tolerate any kind of behavior which may create an aggressive, intimidating or offensive environment, such as: causing employees to provide personal services, sexually harassing, publicly discrediting, or explicitly or non- explicitly offending or threatening them.

  What to do?

  Comply with the laws, conventions, collective agreements and company rules and regulations.

  Do not trade or encourage trading of goods within the workplace, in order to avoid wasting productive time and making your colleagues ill at ease.

  Use e-mails and other systems in a responsible manner, so as to avoid exchange of discriminating or racist messages, as well as obscene or inappropriate images and texts.

  Reject any type of attitude which discriminates people due to gender, ethnicity, race, religion, social class, age, sexual orientation, physical disability, or any other attribute.

  Accept, respect and treat others in an equal, polite, cooperative and consideration manner, regardless of gender, hierarchical level, area, age, etc.

12

  SUPPLIER RELATIONSHIP
  Suppliers are an important part of our business. Thus, the contact with our service providers must be guided by ethical principles, based on respect for the current laws and regulations.
  Our Premises:

  Selection and hiring of suppliers must be performed based on technical, professional and ethical criteria, always considering the best offers – regarding cost, deadline and service level – available on the market.

  We have a commitment to our suppliers for transparency in our procurement and hiring of products and services, being respectful towards all suppliers, with no privileges or discrimination of any nature, regardless of the business volume retained with us.

  What to do?

  Personal bonds between employees and suppliers must be clearly informed and assessed by the Company. Employees involved in the selection process or having any kind of relationship with suppliers must advise their immediate supervisors of any kind of personal relationship with companies and/or professionals which provide services to GOL.

  Hire suppliers which show adequate conduct and comply with all legal requirements regarding labor, environment, health and safety, and are well reputed on the market.

  Do not receive bribes, improper payments and donations from suppliers in exchange for commercial advantages or benefits.

  Gifts in excess of US$ 100,00 (one hundred dollars) must be returned along with a standard company letter covering the situation. All questions regarding values of the gifts received must be referred to the Ethics Committee for assessment.

  Invitations for events and courses must be sent to the employee’s immediate supervisor, who will decide as to his/her acceptance or not.

13

COMPETITOR RELATIONSHIP

We deem competition to be healthy, as long as it is fair. Accordingly, we treat our competitors as respectfully as we expect to be treated by them

Our Premises:

• Our interaction with competitors is guided by the adoption of fair competition practices; therefore, predatory or dishonest behavior and breach of competition defense laws are forbidden.

• The Company does not allow its employees to make any kind of offensive comments about the competitors which may affect the image or contribute for disseminating rumors.

• Practices such as privileged information, omission of relevant facts, good faith manipulation, industrial espionage, or acquisition of competitor plans and actions by improper means, are not part of our policy.

What to do?

• Treat competitor information with discretion, and not address matters which deal with our strategic differences, such as price policies, contract terms, costs marketing, development of new services and market research.

14

  PRESS RELATIONSHIP
  The communication media plays an extremely important role in the formation of public opinion. Thus, our relationship with the press must be built on the basis of ethics and professionalism.
  Our Premises:

  We keep an open channel with the media, providing all information necessary for explaining our business and activities.

  We give transparent answers to press questions, always and firstly protecting and taking care of the safety of our goods.

  Our relationship with the media presupposes a constant dialogue and contact, in which impartiality and truthfulness always prevail.

  What to do?

  All contacts with the press shall, mandatorily, be authorized by the Corporate Communication department. Therefore, no employee is allowed to give any type of interview or provide any information without previous approval from the referred department.

  We advise our suppliers not to disclose, without previous authorization from the Corporate Communication department, any projects already performed or in the course of performance to the Company.

  SOCIAL MEDIA RELATIONSHIP

  Social media plays an extremely important role in our business and on public opinion formation.

  It is expected that the employee, when expressing a personal opinion, shall take into account that this is a public environment, and that the contents of his/her message may affect the reputation of GOL Linhas Aéreas Inteligentes, even though he/she does not identify himself/herself as a company representative or spokesperson.

  Thus, having in mind to ensure freedom of speech to our employees, and always seeking balance in this relationship, we advise them to use social media in an ethical, respectful and wise manner.

  Our Premises:

  When expressing your opinion, do not expose, offend, discredit, and/or make any comments which may undermine the image of the company, employees and/ or any other groups with which we are related.

  What to do?

  Do not disclose any document without previous authorization from the company and/or the interested parties.

  Be respectful to the other users’ opinions, including where they are different from yours.

  Do not speak on behalf of the company on comments, provocations and/or questioning made by other users.

  Interact in a respectful and courteous manner.

16

    COMMUNITY RELATIONSHIP
    We understand that the relationship with the community demands a responsible and partnership-based attitude, always with the objective of building a most equal society.
    Our Premises:

    We support social projects which seek improvement and enhancement of the community with which we are related.

    Our staff, which builds the Company’s history, is also encouraged to perform their roles as citizens and develop proactive volunteering conducts, through social actions and projects.

    What to do?

    Act in a respectful manner towards the communities where the Company is inserted.

    Minimize consumption of resources which cause impact to the environment and the community, such as paper, energy and plastic.

17

    PUBLIC AGENCY RELATIONSHIP
    We keep the highest integrity level in our relationship with government representatives, being respectful for moral principles in a transparent manner.
    Our Premises:

    Public agencies, such as ANAC, Infraero, Federal Revenue Service and ANVISA, among others, are awarded professional and impartial treatment. Whenever requested, we provide them with all information and data required by law.

    Contracts and agreements entered into by us with the public authorities abide by and are in compliance with the legal rules.

    No Employee, for any reason whatsoever, may offer payment in exchange for services from governmental authorities.

    What to do?

    Comply with rules and legal instructions determined by public agencies.

    Establish an ethical, transparent and reliable relationship with the professionals representing the public agencies with which we are related.

FROM/DE:
CPI
(COMPANY PROPERTY
AND INFORMATION)
TO/PARA:
COY
(COUNTING
ON YOU)

19

    ADVERTISING AND PUBLICITY

    Our Premises:

    All our publicity actions must show the honesty and integrity in our practices and policies.

    Any information, fact, event, or marketing action must comply with the principles established in this code, and may not, under any circumstance whatsoever, provide defamatory, discriminatory, false and/or incorrect information.

     What to do?

    Inform the immediate supervisor about possible Company’s advertising and publicity actions which breach the principles established in this code and our values.

20

    CORPORATE RESOURCES
                All employees and service providers are responsible for the use, maintenance and protection of our properties, as well as the facilities and equipment thereof.
                 Our Premises:

                The following are considered as GOL’s property: facilities, vehicles, equipment, amounts, documents, brands, machinery, technology, concepts, methods, know- how, materials, furniture, information, business strategies, plans, researches, systems, inventions and technical and intellectual assets.

                Internet, as well as e-mail, are also the Company’s property and the use thereof may be constantly monitored.

                Access to websites and electronic domains is decided by the Company, which may allow access and usage of websites according to the management needs of each company department.

                What to do?

                Work for the protection and preservation of resources, protecting them against losses, theft and abuse.

                Ensure the confidentiality of personal records of employees.

                Make good use of the e-mail, considering that the disclosure of offensive messages and strategic information of the Company shall be assessed as extremely serious offences.

                INFORMATION SAFETY

                Each one of us must work towards ensuring that the Company-owned information is duly protected and may not be accessed by unauthorized third parties.

                Our Premises:

                Every information obtained as a consequence of performing activities in the Company is confidential, unless in case of information already disclosed to the market (public information).

                Documents such as, for example, contracts, financial records, and business plans are the Company’s property.

                Our information represents assets that require special protection and each user is responsible for complying with the rules provided for in the Information Safety Policy, as carried out by the IT Management.

                What to do?

                Any requests from third parties or employees for performance of academic/ school tasks which are focused on the Company activities, provided they do not refer to strategic subjects and information, must be authorized by the Vice-President in charge for the area.

                Our documents may not be used outside GOL or disclosed, unless if duly authorized.

                Keep the documents related to your activities in a safe location. Do not leave confidential materials on desks, fax machines or printers. At the end of the business hours, store all documents inside drawers or file cabinets.

                Avoid to discuss work matters while at public places, such as inside planes, airport, airport check-in counters, elevators, etc.

FROM/DE:
ROD
(RESPONSABILITY
IS OUR DUTY)
TO/PARA:
COY
(COUNTING
ON YOU)

23

                RESPONSIBILITIES

                Leadership Staff

                Be an example of good conduct and ethical attitude to your subordinates.

                Read, understand, enforce and cause compliance with the Code of Ethics.

                Disseminate the Code of Ethics among your subordinates and ensure their reading and understanding.

                Instruct the subordinates on actions or situations which may give rise to possible doubts or ethical dilemmas.

                Contact the Ethics Committee for clarification and advice regarding situations and/or facts which may give rise to doubts or ethical dilemmas.

                Inform the Ethics Committee about noncompliance with the Code of Ethics.

                Employees

                Be an example of ethical conduct to your colleagues.

                Read, understand, enforce and cause compliance with the Code of Ethics.

                Inform your immediate supervisor about possible ethical dilemmas or situations

                Inform the Ethics Committee about noncompliance with the Code of Ethics.

FROM/DE:
ACE
(APPLICATION OF THE CODE OF ETHICS)
TO/PARA:
COY
(COUNTING ON YOU)

25

              APPLICATION OF

              THE CODE OF ETHICS

              This Code of Ethics applies directly to all the employees and reflects our values and culture. Your compliance with this Code evidences your commitment to professionalism and transparency in all our work actions.

              In order to allow all of us to fully comply with the ethical conduct standards set forth in this Code, GOL has created an ethics committee made up of the following representatives.

                Human Resources Director

                Legal and Institutional Relations Director

                Internal Audit and Compliance Director

              The committee refers directly to the Chief Executive Officer of the company, and is responsible for:

                Assessing cases of violation of the Code of Ethics, and decide on ethical matters and dilemmas;

                Discuss over text interpretation issues;

                Stimulate employees’ commitment to the Code of Ethics;

                Foster awareness events and lectures, involving the whole company.

              In case you are aware of any action that violates the principles and conducts of this Code, GOL suggests you to inform your immediate supervisor, or contact the Ethics Committee through the following channels:

              Hotline: 0800 886 0011, phone number used for receiving confidential reports and questions;

              On the Internet, through the website www.eticanagol.com.br, your report will be received by an external independent company, which ensures absolute integrity and confidentiality of the reports.

26

              APPLICATION OF THE CODE OF ETHICS

              Afterwards, the Committee will:

              1 – evaluate the report of violation;

              2 – establish the best strategy for action;

              3 – carry out an investigation;

              4 – issue a report with the findings and suggested actions.

              Finally, the Committee shall inform you about the results of the process as soon as possible. This answer may be given either formally or by way of actions which may be noticed in the area.

              In all cases, confidentiality of the contact is ensured.

              Final Remarks

The employee having reported the violation is protected against threats and retaliation;

              In case any member of the Committee is involved in report of ethical violation, such member is automatically excluded from participating in the processes related to the reported violation. Reporting of violations involving direct report of the Committee shall be taken to the Board of Directors of the company.

              SIGNATURE

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              Date: August 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

              FORWARD-LOOKING STATEMENTS

              This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.